June 6, 2025

Wai Yiu Yau
Chairman of the Board and Chief Executive Officer
Globavend Holdings Limited
Office 1401, Level 14, 197 St Georges Tce
Perth, WA 6000
Australia

       Re: Globavend Holdings Limited
           Registration Statement on Form F-1
           Filed May 22, 2025
           File No. 333-287533
Dear Wai Yiu Yau:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed May 23, 2025
Cover Page

1. Please revise your cover page caption to clearly disclose all the securities being registered. In this regard, we note that your fee table indicates that the Series A
       Warrants, Series B Warrants, and Pre-Funded Warrants are being registered in addition to the Ordinary Units, Pre-Funded Units, and Ordinary Shares underlying the
       Ordinary Units, Pre-Funded Warrants, Series A Warrants, and Series B Warrants.
 June 6, 2025
Page 2
Risk Factors
This offering may result in an immediate trading halt or delisting of our Ordinary Shares, page 14

2. We note your response to prior comment 1. To contextualize your disclosure regarding the risk of an immediate trading halt or delisting, please revise to clarify whether to your knowledge Nasdaq has found a public interest concern related to other offerings that include warrants with zero exercise or similar features. In addition, revise your prospectus summary disclosure to provide appropriate discussion.
Exhibits

3. We note that the legal opinion filed as Exhibit 5.1 states that Conyers acted as special
       Cayman Islands legal counsel to you in connection with this registration statement for
       the offering of (i) up to 16,176,471 ordinary units (   Ordinary Units
) whereby each
       Ordinary Unit consists of one ordinary share, par value US$0.001 per share of the
       Company (the    Ordinary Share   ), one Series A warrant to purchase one
Ordinary
       Share (each a    Series A Warrant   , and, collectively, the    Series A
Warrants   ), and
       one Series B warrant to purchase one Ordinary Share (each a    Series B
Warrant   , and,
       collectively, the    Series B Warrants   ); and (ii) up to 16,176,471
pre-funded units
       (   Pre-Funded Units    and collectively with the Ordinary Units, the
Units   ), each
       consisting of one pre-funded warrant to purchase one Ordinary Share
(each a    Pre-
       Funded Warrant,    and, collectively, the    Pre-Funded Warrants   )
(the Pre-Funded
       Warrants, Series A Warrants and Series B Warrants collectively, the
Warrants   ), one
       Series A Warrant and one Series B Warrant in lieu of the Ordinary Units where purchase of the Ordinary Units in the Offering would result in the relevant purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of the outstanding Ordinary Shares immediately following the consummation of the Offering, if they so choose. However, we note that the Series A
       Warrants, Series B Warrants, Pre-Funded Warrants, and Ordinary Shares underlying the Ordinary Units, Series A Warrants, Series B Warrants, and Pre-Funded Warrants
       are also being registered. Please have counsel revise the legal opinion to reflect all the securities being registered in this registration statement or advise.
4. Please also have counsel revise the legal opinion to opine that the Ordinary Shares underlying the Units will be validly issued, fully paid and non-assessable when issued upon exercise of the Units. Refer to Section II.B.1.a and h. of Staff Legal Bulletin No.
       19.
5. Please file an opinion of counsel that opines that the Units and Warrants constitute binding obligations of the company. For guidance, please refer to
Section II.B.1.f and
       h. of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 6, 2025
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Irene Barberena-Meissner at 202-551-6548 or Daniel Morris at 202-
551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Aaron M. Schleicher, Esq.